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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lockwood Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 Valley Stream Parkway
(No. and Street)

Malvern	**PA**	**19355**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emil Gizzi **201-413-2122**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/6

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil Gizzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Lockwood Financial Services, Inc., as of December 31, 2004, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 30, 2006

Emil Gizzi
Managing Director

2/28/2005
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[] (c) Statement of Income.
[] (d) Statement of Cash Flows.
[] (e) Statement of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lockwood Financial Services, Inc.

(An Indirect Wholly Owned Subsidiary of The Bank of New York)

Statement of Financial Condition

December 31, 2004

Contents-

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Management of
Lockwood Financial Services, Inc.

We have audited the accompanying statement of financial condition of Lockwood Financial Services, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lockwood Financial Services, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 28, 2005

Lockwood Financial Services, Inc.

(An Indirect Wholly Owned Subsidiary of The Bank of New York)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents		$ 3,219,069
Receivables from clearing brokers		203,253
Financial instruments owned, at fair value:		
Municipals	$ 137,666	
Corporate debt	10,992	
Certificates of deposit	33,000	
Other	3,333	
Total		184,991
Prepaid expenses		166,576
Deferred tax asset, net		268,267
Due from related parties		1,312,073
Other assets		21,283
Total assets		$ 5,375,512
Liabilities and stockholder's equity		
Accounts payable and accrued expenses		$ 243,665
Corporate debt sold, not yet purchased, at fair value:		9,895
Commissions payable		122,091
Due to related parties		567,158
Total liabilities		942,809
Stockholder's equity:		
Capital stock, $251 par value:		
Authorized shares – 2,000;		
Issued and outstanding shares – 1		251
Additional paid-in capital		5,589,382
Accumulated deficit		(1,156,930)
Total stockholder's equity		4,432,703
Total liabilities and stockholder's equity		$ 5,375,512

See accompanying notes.

Lockwood Financial Services, Inc.
(An Indirect Wholly Owned Subsidiary of The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2004

1. Business

Lockwood Financial Services, Inc. (the "Company" or "LFS"), a Delaware corporation, is a wholly owned subsidiary of LFG, Inc., (hereafter referred to as the "Parent"), formed for the purpose of performing securities brokerage services for retail and institutional clients. The Company and its Parent are wholly owned by The Bank of New York, itself a wholly owned subsidiary of The Bank of New York Company, Inc. The Company commenced operations in March 1996 and provides investment research and advice within the context of fee-based professional investment management consulting. Additionally, the Company provides brokerage services such as executing securities transactions and providing consultation regarding financial markets. The Company is registered with the National Association of Securities Dealers, Inc. ("NASD") as an introducing broker/dealer. The Company clears its securities through First Clearing Corporation and Pershing LLC, a related party (Note 4), collectively, the "clearing brokers", on a fully disclosed basis and is required to maintain a minimum net capital of $250,000, as defined (Note 3). The Company's customer base consists principally of individuals and corporations located in the United States. Substantially all of the Company's revenues are derived from managed investment assets.

2. Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

2. Accounting Policies (continued)

Financial Instruments Owned and Corporate Debt Sold, Not Yet Purchased

Financial instruments owned and corporate debt sold, not yet purchased are recorded on a trade date basis and are stated at fair value. Fair value is generally based on published market prices or other relevant factors, including dealer price quotations.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation on assets acquired is computed using the straight-line method over the estimated useful lives of the assets, which range from three to twelve years.

Receivables from Clearing Brokers

Receivables from clearing brokers relate to income earned by the Company and collected by the clearing broker. Commissions receivable and payable are recorded on a trade date basis.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2004, the Company had net capital of $2,504,036, which was $2,254,036 in excess of its required net capital, which is $250,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payment, and other equity withdrawals are subject to certain notification, restrictions and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing agreement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

4. Related Party Transactions

The Company has an agreement with an affiliate, Lockwood Advisors, Inc. ("Advisors"), also a wholly owned subsidiary of the Company's Parent, whereby Advisors provides investment advisory research services to the Company. Advisors is an investment advisor registered with the Securities and Exchange Commission. At December 31, 2004, $15,105 of fees related to these services remain due to related parties on the Company's statement of financial condition.

Pursuant to an Agreement with Pershing, LLC, the Company is required to pay Pershing LLC a monthly fee based upon estimates of expenses incurred by Pershing LLC on the Company's behalf related to administrative, operational support, billing, and accounting expenses incurred to operate the LFS managed account programs. At December 31, 2004, $552,053 of these service expenses have not been paid and are classified as due to related parties on the Company's statement of financial condition.

In May 2003, the Company transferred the custody of the majority of its assets under management to Pershing LLC. On December 15, 2003, the Company transferred the client brokerage accounts of its independent and employee advisors to Pershing LLC. Concurrently, Lockwood Advisors, Inc. became the investment advisor for the transferred accounts. The accounts of the non-employee affiliated advisors were not transferred. As of December 31, 2004, $148,417 is due from Pershing LLC, related to these accounts and such amount is included in receivables from clearing brokers on the Company's statement of financial condition.

Pursuant to an agreement with LFG, Inc. and subsidiaries and prior to 2004, LFS provided EMAT, a company related through substantial common ownership, office space and certain general and administrative services. At December 31, 2004, $785,024 is still outstanding and is included in due from related parties.

The due from related parties also includes $520,519 due from the Bank of New York for income taxes receivable for the current year benefit of 2004 losses for federal income tax purposes.

5. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax return filed by the Parent, calculated on a separate entity basis in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized.

5. Income Taxes (continued)

Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are included on the statement of financial condition as deferred tax asset, net.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance as the Company believes it is more likely than not that these deferred tax assets will be utilized.

At December 31, 2004, the significant components of the Company's gross deferred tax assets are as follows:

Gross deferred tax asset:	
State net operating loss carryforwards	$ 264,325
Federal (principally AMT carryforward)	32,811
Total gross deferred tax asset	297,136
Net deferred tax liability	(28,869)
Deferred tax asset, net	$ 268,267

At December 31, 2004, the Company has net operating loss carryforwards for Pennsylvania State income tax purposes totaling approximately $4,073,546 in the aggregate. These carryforwards are available to offset future state taxable income and will expire during various years from 2018 to 2024.

6. Commitments and Contingencies

On January 1, 2004, all employees of the Company were transferred to Pershing LLC. Under a servicing agreement dated December 15, 2003, these employees continue to perform services for the clients of LFS. The Company leases office space and certain equipment under noncancelable operating lease arrangements. These leases expire in various years through 2008. In conjunction with the transfer of all employees to Pershing LLC, these leases are in the process of being assigned to Pershing LLC. During 2004, Pershing LLC incurred and paid for all lease and rent costs related to these lease arrangements and charged that expense back to the Company.

6. Commitments and Contingencies (continued)

Future minimum lease payments under noncancelable operating leases consist of the following at December 31, 2004:

2005	$ 366,560
2006	289,406
2007	72,315
2008	18,079
Total minimum lease payments	$ 746,360

The Company has a standby irrevocable letter of credit in connection with an office lease of $33,000. The letter of credit is collateralized by a certificate of deposit in the same amount. The letter of credit will expire no sooner than 60 days after the term of the lease, which is October 31, 2006.

In the ordinary course of its business, claims are filed against the Company for alleged damages in connection with its operations. Management is of the opinion that the ultimate outcome of such claims at December 31, 2004 will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

7. Subsequent Events

Due to an internal corporate reorganization, it is management's expectation that the Company will discontinue its affiliate retail brokerage business as of March 31, 2005 and will cease doing business as an introducing broker/dealer as of June 30, 2005.